Exhibit 99.2

Alliance Boots GmbH

Interim condensed consolidated financial statements

for the nine month period ended 31 December 2014

Alliance Boots GmbH

Group interim condensed consolidated income statement (unaudited)
for the nine month period ended 31 December

	Notes	2014 £million	2013 £million
Revenue		17,420	17,781
Profit from operations before share of post-tax earnings of associates and joint ventures	4	820	988
Share of post-tax earnings of associates and joint ventures		117	45
Profit from operations		937	1,033
Finance income		42	15
Finance costs		(265)	(306)
Profit before tax		714	742
Tax	6	(101)	39
Profit for the period		613	781

Attributable to:
Equity shareholders of the Company		605	755
Non-controlling interests		8	26
		613	781

Group interim condensed consolidated statement of comprehensive income (unaudited)
for the nine month period ended 31 December

	2014 £million	2013 £million
Profit for the period	613	781
Other comprehensive income for the period
Items that will not be recycled to the income statement:
Defined benefit schemes – net remeasurements	81	(235)
Tax on items that will not be recycled to the income statement	(16)	42
	65	(193)
Items that are or may be recycled to the income statement:
Net exchange differences on translation of non-Sterling denominated operations	(21)	(167)
Fair value movements on cash flow hedging instruments including amounts recycled	(3)	9
Movements on available-for-sale investments including amounts recycled	2	(1)
Share of post-tax other comprehensive income of associates and joint ventures	-	(2)
Amounts recycled on distribution of associate	-	(78)
Tax on items that are or may be recycled to the income statement	(7)	(3)
	(29)	(242)
Total comprehensive income for the period	649	346

Attributable to:
Equity shareholders of the Company	641	341
Non-controlling interests	8	5
	649	346

Alliance Boots GmbH

Group interim condensed consolidated statement of financial position

	Notes	31 December 2014 Unaudited £million	31 March 2014 Audited £million
Assets
Non-current assets
Goodwill		4,950	4,625
Other intangible assets	7	5,498	5,309
Property, plant and equipment	7	2,023	1,907
Investments in associates and joint ventures		478	318
Available-for-sale investments		66	67
Trade and other receivables		92	78
Deferred tax assets		31	16
Retirement benefit assets	13	70	-
Current tax assets		5	8
Derivative financial instruments		1	29
		13,214	12,357
Current assets
Inventories		2,326	1,892
Trade and other receivables		2,711	2,544
Cash and cash equivalents	8	291	501
Restricted cash	10	188	156
Current tax assets		8	13
Assets classified as held for sale		5	3
Derivative financial instruments		57	11
		5,586	5,120
Total assets		18,800	17,477
Liabilities
Current liabilities
Borrowings	10	(5,644)	(301)
Trade and other payables		(4,862)	(4,236)
Current tax liabilities		(129)	(132)
Provisions		(27)	(9)
Derivative financial instruments		(3)	(3)
		(10,665)	(4,681)
Net current (liabilities)/assets		(5,079)	439
Non-current liabilities
Borrowings	10	(86)	(5,444)
Other payables		(193)	(158)
Deferred tax liabilities		(836)	(781)
Retirement benefit obligations	13	(115)	(174)
Provisions		(12)	(16)
Derivative financial instruments		(1)	-
		(1,243)	(6,573)
Net assets		6,892	6,223

Equity
Share capital		1,080	1,079
Share premium		2,193	2,184
Retained earnings		3,561	2,894
Other reserves		-	29
Shareholders’ equity		6,834	6,186
Non-controlling interests		58	37
Total equity		6,892	6,223

Alliance Boots GmbH

Group interim condensed consolidated statement of changes in equity (unaudited)
for the nine month period ended 31 December

	Shareholders’ equity
2014	Share capital £million	Share premium £million	Retained earnings £million	Other reserves £million	Total £million	Non- controlling interests £million	Total equity £million
At 1 April 2014	1,079	2,184	2,894	29	6,186	37	6,223
Profit for the period	-	-	605	-	605	8	613
Other comprehensive income for the period
Defined benefit schemes – net remeasurements	-	-	81	-	81	-	81
Net exchange differences on translation of non-Sterling denominated operations	-	-	-	(21)	(21)	-	(21)
Fair value movements on cash flow hedging instruments including amounts recycled	-	-	-	(3)	(3)	-	(3)
Movements on available-for-sale investments including amounts recycled	-	-	-	2	2	-	2
Tax on other comprehensive income for the period	-	-	(16)	(7)	(23)	-	(23)
	-	-	65	(29)	36	-	36
Total comprehensive income for the period	-	-	670	(29)	641	8	649
Transactions with owners
Equity share capital issued	1	9	(3)	-	7	-	7
Non-controlling interests in businesses acquired	-	-	-	-	-	20	20
Dividends paid to non-controlling interests	-	-	-	-	-	(9)	(9)
Contribution from non-controlling interests	-	-	-	-	-	4	4
Purchase of non-controlling interests	-	-	-	-	-	(2)	(2)
	1	9	(3)	-	7	13	20
At 31 December 2014	1,080	2,193	3,561	-	6,834	58	6,892

	Shareholders’ equity
2013	Share capital £million	Share premium £million	Retained earnings £million	Other reserves £million	Total £million	Non- controlling interests £million	Total equity £million
At 1 April 2013	1,079	2,879	1,460	82	5,500	171	5,671
Profit for the period	-	-	755	-	755	26	781
Other comprehensive income for the period:
Defined benefit schemes – net remeasurements	-	-	(235)	-	(235)	-	(235)
Net exchange differences on translation of non-Sterling denominated operations	-	-	-	(146)	(146)	(21)	(167)
Fair value movements on cash flow hedging instruments including amounts recycled	-	-	-	9	9	-	9
Movements on available-for-sale investments including amounts recycled	-	-	-	(1)	(1)	-	(1)
Share of post-tax other comprehensive income of associates and joint ventures	-	-	-	(2)	(2)	-	(2)
Amounts recycled on distribution of associate	-	-	-	(78)	(78)	-	(78)
Tax on other comprehensive income for the period	-	-	42	(3)	39	-	39
	-	-	(193)	(221)	(414)	(21)	(435)
Total comprehensive income for the period	-	-	562	(221)	341	5	346
Transactions with owners:
Settlement of distribution obligation	-	(695)	695	-	-	-	-
Dividends paid to non-controlling interests	-	-	-	-	-	(7)	(7)
Purchase of non-controlling interests	-	-	(47)	176	129	(131)	(2)
	-	(695)	648	176	129	(138)	(9)
At 31 December 2013	1,079	2,184	2,670	37	5,970	38	6,008

Alliance Boots GmbH

Group interim condensed consolidated statement of cash flows (unaudited)
for the nine month period ended 31 December

	Note	2014 £million	2013 £million
Operating activities
Profit from operations:		937	1,033
Adjustments to reconcile profit from operations to cash generated from operations:
Share of post-tax earnings of associates and joint ventures		(117)	(45)
Depreciation and amortisation		263	255
Impairment of investments in associates, goodwill and other intangible assets		40	-
Net gains on disposal of property, plant and equipment		(2)	-
Net gains relating to associates		(38)	(109)
Increase in inventories		(344)	(187)
(Increase)/decrease in receivables		(165)	8
Increase in payables and provisions		476	73
Movement in retirement benefit assets and obligations		(51)	(18)
Cash generated from operations		999	1,010
Net tax paid		(133)	(95)
Net cash from operating activities		866	915
Investing activities
Acquisitions of businesses (net of cash and cash equivalents, and bank overdrafts)		(468)	(1)
Purchase of property, plant and equipment, and intangible assets		(234)	(175)
Purchase of available-for-sale investments		(1)	(15)
Loan repayments net of amounts advanced		-	18
Investments in associates and joint ventures		(57)	-
Disposal of other assets and investments		17	15
Dividends received from associates and joint ventures		10	20
Interest received		22	25
Net cash used in investing activities		(711)	(113)
Financing activities
Interest paid		(187)	(213)
Proceeds from borrowings		1,215	638
Repayment and repurchase of borrowings and settlement of derivatives		(1,352)	(1,052)
Fees associated with financing activities		(14)	(14)
Movement in restricted cash		(35)	(3)
Repayment of capital element of finance lease obligations		(4)	(4)
Dividends paid to non-controlling interests		(8)	(17)
Purchase of non-controlling interests		(4)	(143)
Issue of ordinary share capital		6	-
Net cash used in financing activities		(383)	(808)
Net decrease cash and cash equivalents in the period		(228)	(6)
Cash and cash equivalents at 1 April		500	579
Currency translation differences		(9)	(17)
Cash and cash equivalents at 31 December	8	263	556

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements for the nine month period ended 31 December 2014

1.	General information

Alliance Boots GmbH (the “Company”) is a private company incorporated in Switzerland.  The interim condensed consolidated financial report of the Company as at, and for the nine month period ended, 31 December 2014 are prepared up to the point of acquisition by Superior Holdings Limited (‘Superior’), previously named Ontario Holdings WBA Limited, a subsidiary of Walgreens Boots Alliance, Inc., on 31 December 2014 and comprises the Company and its subsidiaries and their interests in associates and joint ventures (together referred to as the “Group”).  The address of its registered office is Alliance Boots GmbH, Untermattweg 8, Bern 3027, Switzerland.  The principal activities of the Group were pharmacy-led health and beauty retailing and pharmaceutical wholesaling and distribution in many major international markets.

The interim condensed consolidated financial statements for the nine month period ended 31 December 2014 were approved by the Board and authorised for issue on 27 October 2015.

2.	Basis of accounting

The interim condensed consolidated financial statements have been prepared in Sterling reflecting the denomination of the currency of the most significant proportion of the trade and cash flows of the Company and its subsidiaries and their interests in associates and joint ventures and have been rounded to the nearest £1 million.  The interim condensed consolidated financial statements have been prepared up to the point of acquisition of the Group by Superior on 31 December 2014, in accordance with IAS 34 ‘Interim Financial Reporting'.  Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at, and for the year ended, 31 March 2014.  This interim condensed consolidated financial report does not include all of the information required for full annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 March 2014, which were prepared in accordance with International Financial Reporting Standards (IFRSs).

Preparing the interim financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing this interim condensed consolidated financial report, significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at, and for the year ended, 31 March 2014.

3.	Significant accounting policies

The accounting policies applied by the Group in this interim condensed consolidated financial report are the same as those applied by the Group in its consolidated financial statements as at, and for the year ended, 31 March 2014.

4.	Profit from operations before share of post-tax earnings of associates and joint ventures

2014	Before amortisation of customer relationships and brands, and exceptional items £million	Amortisation of customer relationships and brands £million	Exceptional items £million	Total £million
Revenue	17,420	-	-	17,420
Cost of sales	(13,543)	-	-	(13,543)
Gross profit	3,877	-	-	3,877
Selling, distribution and store costs	(2,457)	(80)	(12)	(2,549)
Administrative costs	(330)	-	(178)	(508)
Profit from operations before share of post-tax earnings of associates and joint ventures	1,090	(80)	(190)	820

2013	Before amortisation of customer relationships and brands, and exceptional items £million	Amortisation of customer relationships and brands £million	Exceptional items £million	Total £million
Revenue	17,781	-	-	17,781
Cost of sales	(14,060)	-	-	(14,060)
Gross profit	3,721	-	-	3,721
Selling, distribution and store costs	(1,801)	(76)	-	(1,877)
Administrative costs	(931)	-	75	(856)
Profit from operations before share of post-tax earnings of associates and joint ventures	989	(76)	75	988

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

5.	Exceptional items

	2014 £million	2013 £million
Within profit from operations
Call options for warrants[1]	(167)	(33)
Impairment of goodwill and other intangible assets[2]	(35)	-
Impairment of investment in associate	(5)	(7)
Gain on acquisition of controlling interests in an associate and a joint venture[3]	38	-
Gain on disposal and distribution of associates[4]	-	116
Other[5]	(21)	(1)
Within profit from operations before share of post-tax earnings of associates and joint ventures	(190)	75
Within share of post-tax earnings of associates and joint ventures	2	-
	(188)	75
Within finance income
Fair value movement of equity purchase commitment[6]	17	(3)
Repurchase and repayment of acquisition borrowings[7]	-	(13)
	17	(16)
Within finance costs
Amortisation of prepaid financing fees	(18)	-
Reassessment of obligations to non-controlling interests	(14)	(46)
	(32)	(46)
Within tax
Tax credit on exceptional items	13	6
Exceptional tax (charge)/credit[8]	(3)	114
	10	120
	(193)	133

1	During a prior period, the Company together with Walgreen Co. signed agreements with AmerisourceBergen Corporation (‘AmerisourceBergen’) which included the Group receiving warrants to purchase up to 8% of the equity of AmerisourceBergen at future dates. Simultaneously, the Group issued a call option to Walgreen Co. for Walgreen Co. to purchase these warrants from the Group, only exercisable if Walgreen Co. exercises its option to acquire the remaining 55% equity stake of the Group that they did not own at that time.

2	During the period, the Group recorded impairments of goodwill and other intangible assets resulting from the valuation carried out when Superior acquired the Group on 31 December 2014. The impairments were calculated using a net present value of future cash flows methodology and a relief from royalty method.

3	During the period, the Group acquired the 50% of UniDrug Distribution Group Limited (‘UDG’) and 70% of Soap & Glory Limited (‘Soap & Glory’), respectively, that it did not already own. The fair value of the respective pre-existing interests were remeasured to fair value giving rise to respective gains.

4	In August 2012, the Company entered a Purchase and Option Agreement with its parent company, AB Acquisitions Holdings Limited, and Walgreen Co. for Walgreen Co. to acquire a 45% equity stake in the Group. As part of this agreement, the Company made a commitment to distribute or otherwise transfer its subsidiary’s investment in Galenica Ltd. and any related dividend distributions or proceeds to the selling shareholders at a future date without any payment. The Group recognised this commitment as a liability measured at fair value. On 10 May 2013, the Group distributed its investment in Galenica Ltd. recognising a gain on distribution of £115 million. The increase in the fair value of the liability for this commitment since the beginning of the period to the date of distribution was £43 million.

5	Other related to net gains/(losses) on disposal of non-current assets, acquisition related costs, legal and other advisory costs for the Walgreen Co. and AmerisourceBergen transactions and residual costs in relation to other previously announced exceptional projects.

6	During a prior period, the Group entered into a contract to acquire a 12% interest in Nanjing Pharmaceutical Company Limited. The investment was completed in the period, and the fair value gain in the period on this derivative financial instrument was £17 million.

7	During the prior period, the Group repurchased and repaid acquisition borrowings with a net value of £858 million. Pre-paid financing fees expensed on these repurchases and repayments were £13 million.

8	The exceptional credit in the prior period mainly relates to the net reduction in deferred tax assets and liabilities resulting from the three percentage point reduction in the rate of future UK corporation tax enacted during the period. This comprised a two percentage point reduction applicable from April 2014 and the further one percentage point reduction applicable from April 2015.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

6.	Tax

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period.  The effective tax rate, which is defined as the tax charge/(credit) expressed as a percentage of profit from operations excluding share of post-tax earnings of associates and joint ventures, net of finance income and finance costs for the nine month period ended 31 December 2014 was 16.9% (2013: (5.6)%).  The 22.5% increase in the effective tax rate arises mainly as a result of an exceptional tax credit in the prior period which related to the net reduction in deferred tax assets and liabilities resulting from the three percentage point reduction in the rate of future UK corporation tax enacted in that period.

7.	Capital expenditure

During the nine month period ended 31 December 2014, the Group purchased intangible assets with a cost of £63 million (2013: £72 million) and property, plant and equipment assets with a cost of £192 million (2013: £132 million).  Property, plant and equipment with a carrying amount of £5 million (2013: £5 million) were disposed in the period.

8.	Cash and cash equivalents

Bank overdrafts included as a component of cash and cash equivalents as shown in the condensed consolidated statements of cash flows were £28 million (31 December 2013: £36 million).

9.	Analysis of movement in net borrowings

Set out below is a reconciliation of the net decrease in cash and cash equivalents to the (increase)/decrease in net borrowings:

	2014 £million	2013 £million
Net decrease in cash and cash equivalents	(228)	(6)
Movement in restricted cash	35	3
Cash and cash equivalents outflow from decrease in debt and debt financing	141	418
Movement in net borrowings resulting from cash flows	(52)	415
Borrowings acquired with businesses	(128)	-
Finance leases entered into	-	(5)
Amortisation of prepaid financing fees	(27)	(15)
Repurchase and repayment of acquisition borrowings	-	(13)
Capitalised finance costs	-	(4)
Currency translation differences and fair value adjustments on financial instruments	61	42
Movement in net borrowings in the period	(146)	420
Net borrowings at 1 April	(5,051)	(5,893)
Net borrowings at 31 December	(5,197)	(5,473)

Cash and cash equivalents outflow from decrease in debt and debt financing comprised repayment and repurchase of borrowings and settlement of derivative financial instruments of £1,352 million (2013: £1,052 million) and repayment of capital element of finance lease obligations of £4 million (2013: £4 million) less proceeds from borrowings of £1,215 million (2013: £638 million).  Proceeds from borrowings include funding provided by the committed revolving credit facility.

Set out below is an analysis of net borrowings at 31 December:

	2014 £million	2013 £million
Cash and cash equivalents	291	592
Restricted cash	188	178
Borrowings within current liabilities	(5,644)	(188)
Borrowings within non-current liabilities	(86)	(6,090)
Net derivative financial instruments	54	35
Net borrowings at 31 December	(5,197)	(5,473)

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

10.	Financial assets and liabilities

The carrying amounts of financial assets and liabilities were:

	31 December 2014 £million	31 March 2014 £million
Current borrowings
Loans – senior facilities	(4,778)	(100)
Other loans – committed	(705)	(162)
Other loans – uncommitted	(129)	(34)
Bank overdrafts	(28)	(1)
Finance lease liabilities	(4)	(4)
	(5,644)	(301)
Non-current borrowings
Loans – senior facilities	-	(5,049)
Other loans – committed	(79)	(386)
Finance lease liabilities	(7)	(9)
	(86)	(5,444)
Total borrowings	(5,730)	(5,745)
Cash and cash equivalents	291	501
Total borrowings net of cash and cash equivalents	(5,439)	(5,244)
Restricted cash	188	156
Derivative financial instruments – currency, interest rate and credit instrument assets	58	29
Derivative financial instruments – currency	(4)	(3)
Derivative financial instruments – equity purchase commitment	-	11
Net borrowings	(5,197)	(5,051)
Available-for-sale investments	66	67
Loan assets	4	4
Trade receivables net of provision for impairment	2,268	2,179
Trade payables	(3,841)	(3,401)
Liability to acquire equity stakes from non-controlling interests	(3)	-
Future dividend obligations to non-controlling interests	(92)	(79)
Net financial liabilities	(6,795)	(6,281)

The Group’s principal borrowings at the period end were:

•	Committed facilities – £5,562 million (31 March 2014: £5,697 million) in total:
-	Loans – senior facilities current borrowings: in December 2014, the Group issued a voluntary repayment notice to lenders on its variable rate loans and revolving credit facility to repay all principal outstanding amounts in January 2015. By doing so the Group relinquished its right to repay the facilities at the original maturity dates of July 2017 and July 2018, and became contractually obliged to repay the facilities within 12 months of the reporting date. The variable rate loans and revolving credit facility were therefore presented in current liabilities. The variable rate loans, which were denominated in Sterling and Euros, were fully drawn and their aggregate carrying value at 31 December 2014 was £4,267 million (31 March 2014: £5,049 million) including the impact of currency revaluation, and were reported net of unamortised fees incurred in respect of the loans. The revolving credit facility of £1,092 million (31 March 2014: £677 million) provided access to funding in a range of currencies. £511 million (31 March 2014: £100 million) of this facility was drawn as at 31 December 2014 and classified as current borrowings.
-	Other loans: these loans totalling £784 million (31 March 2014: £548 million) represented a mix of fixed and variable rate borrowings denominated in Sterling, Euros, Czech Koruna, Chilean Peso and Turkish Lira with principal maturities concentrated between 2015 and 2029.

•	Uncommitted facilities – £157 million (31 March 2014: £35 million) in total:
-	Bank overdrafts and local bank loans repayable on demand. These facilities were denominated in Turkish Lira, Russian Rouble, Mexican Peso and Czech Koruna.

•	Finance leases – £11 million (31 March 2014: £13 million) in total.

Cash and cash equivalents included gross bank overdrafts of £40 million (31 March 2014: £80 million) which were offset under cash pooling arrangements.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

10.	Financial assets and liabilities (continued)

Carrying value and fair value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

At 31 December 2014, carrying values and fair values of the Group’s financial assets and liabilities held to finance the Group’s operations were:

	31 December 2014		31 March 2014
	Carrying value £million	Fair value £million	Carrying value £million	Fair value £million
Liabilities held at amortised cost
Loans – senior facilities	(4,778)	(4,778)	(5,149)	(5,176)
Other loans – committed	(784)	(784)	(548)	(548)
Other loans – uncommitted	(129)	(129)	(34)	(34)
Bank overdrafts	(28)	(28)	(1)	(1)
Finance lease liabilities	(11)	(12)	(13)	(14)
Liability to acquire equity stakes from non-controlling interests	(3)	(3)	-	-
Future dividend obligations to non-controlling interests	(92)	(92)	(79)	(79)
Trade payables	(3,841)	(3,841)	(3,401)	(3,401)
	(9,666)	(9,667)	(9,225)	(9,253)
Liabilities held at fair value
Derivative financial instruments – currency	(4)	(4)	(3)	(3)

Loans and receivables financial assets
Trade receivables net of provision for impairment	2,268	2,268	2,179	2,179
Loan assets	4	4	4	4
	2,272	2,272	2,183	2,183
Financial assets held at fair value
Derivative financial instruments – currency, interest rate and credit instrument assets	58	58	29	29
Derivative financial instruments – equity purchase commitment	-	-	11	11
Available-for-sale investments	66	66	67	67
	124	124	107	107
Cash and cash equivalents	291	291	501	501
Restricted cash	188	188	156	156
Net financial liabilities	(6,795)	(6,796)	(6,281)	(6,309)

The fair values of bank overdrafts, other loans and trade receivables approximate to their carrying values due to either their short term nature or being re-priced at variable interest rates.  The carrying value of the variable rate senior facility loans approximated fair values of the instruments due to their maturity dates being in January 2015.  The fair value of these loans has been estimated as level 2 in the fair value hierarchy.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

10.	Financial assets and liabilities (continued)

The carrying values of financial assets and liabilities held at fair value, as analysed by the levels of the fair value hierarchy, were:

31 December 2014	Level 1 £million	Level 2 £million	Level 3 £million	Total £million
Financial liabilities
Derivative financial instruments – currency	-	(4)	-	(4)
	-	(4)	-	(4)
Financial assets
Derivative financial instruments – currency, interest rate and credit instrument assets	-	58	-	58
Available-for-sale investments	66	-	-	66
	66	58	-	124

31 March 2014	Level 1 £million	Level 2 £million	Level 3 £million	Total £million
Financial liabilities:
Derivative financial instruments – currency	-	(3)	-	(3)
	-	(3)	-	(3)
Financial assets:
Derivative financial instruments – interest rate and credit instrument assets	-	29	-	29
Derivative financial instruments – equity purchase commitment	-	-	11	11
Available-for-sale investments	67	-	-	67
	67	29	11	107

The levels of the fair value hierarchy reflect the significance of the valuation inputs used in making fair value measurements and are defined as follows:

Level 1:	quoted prices in active markets for the same instrument.
Level 2:	quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based either directly or indirectly on observable market data.
Level 3:	determined on inputs that are not based on observable market data.

Derivative financial instruments
The derivative financial instruments that the Group holds were not traded in an active market.  Accordingly, their fair values were determined by using suitable valuation techniques that do not make use of entity-specific estimates or by using movements in observable prices for underlying financial instruments attributable to the hedged risks.  The fair value of interest rate swaps was calculated by discounting the estimated cash flows received and paid based on the applicable observable yield curves.  The fair value of interest rate caps was calculated using an option pricing methodology.  The fair value of forward currency contracts was estimated by discounting the difference between the contractual forward price and the current available forward price for the residual maturity of the contract using observable market rates.  The fair value of credit derivatives was calculated by discounting anticipated cash flows using the applicable observable yield curve plus a margin derived from the current trading value of the underlying security.  The fair value of the equity purchase commitment is calculated based on quoted market prices for equity instruments adjusted for the probability of the acquisition occurring.  All computed fair values for derivative financial instruments include an appropriate adjustment for own and counterparty credit risk as appropriate.

Available-for-sale investments
The fair values of quoted investments were based on current bid prices.

There were no transfers between Level 1 and Level 2 fair value measurements during the period.  Movements in the period for financial instruments measured using Level 3 valuation methods are presented below:

£million
At 1 April 2014	11
Net gains recognised in the income statement	17
Transfer from Level 3	(29)
Currency translation differences	1
At 31 December 2014	-

£million
At 1 April 2013	-
Additions	5
Net gains recognised in the income statement	7
Currency translation differences	(1)
At 31 March 2014	11

On 4 December 2014, the Group completed the acquisition of a 12% stake in Nanjing Pharmaceutical Company Limited, which has been accounted for as an associate to the Group using the equity method.  This resulted in the transfer of £29 million from the Level 3 category.

The fair value increase on financial instruments categorised within Level 3 in the nine month period ended 31 December 2014 of £17 million (year ended 31 March 2014: £7 million), is included within finance income in the income statement.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

11.	Acquisitions of businesses

During the period, the Group acquired controlling equity stakes in a number of businesses.  The most significant were a 99.4% interest in Farmacias Ahumada S.A. (“FASA”) for consideration of £365 million and a further 50% stake in UDG, previously a joint venture of the Group, for consideration of £66 million.  These acquisitions have been accounted for using the acquisition method and the interim condensed consolidated financial statements include the results of these businesses for the period from the respective acquisition dates.

FASA
On 11 August 2014, the Group acquired 99.4% of the equity of FASA, a listed company based in Latin America.  This acquisition provided the Group with a major presence in the Latin America market and a further step towards reaching a global footprint.

The preliminary fair values of the identifiable assets and liabilities of FASA as at the date of acquisition were:

Fair value £million
Assets
Intangible assets	167
Property, plant and equipment	87
Deferred tax assets	16
Inventories	169
Trade and other receivables	90
Cash and cash equivalents	20
Liabilities
Borrowings	(128)
Trade and other payables	(277)
Deferred tax liabilities	(40)
Retirement benefit obligations	(7)
Provisions	(10)
Total identifiable net assets at fair value	87
Non-controlling interests	(20)
Goodwill arising on acquisition	298
Purchase consideration	365

Analysis of cash flows on acquisition
Cash paid	365
Cash and cash equivalents acquired	(20)
Net cash outflow	345

The consolidated income statement for the period includes revenue of £221 million and profit before tax for the period of £nil in respect of the FASA business since the acquisition date.  If the FASA business had been a subsidiary of the Group from the beginning of the period, taking into account their results prior to acquisition, revenue and profit before tax for the combined Group on a pro forma basis would have been £18,165 million and £701 million respectively.

The fair value of the non-controlling interests were determined with reference to the closing share price of FASA and Farmacias Benavides S.A.B de C.V., a subsidiary of FASA, respectively at the date of acquisition.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

11.	Acquisitions of businesses (continued)

UDG
On 15 August 2014, the Group acquired the remaining 50% of the equity of UDG it did not own for £66 million.  This acquisition provided our UK pharmaceutical customers with a broader and more integrated range of flexible pre-wholesaling and contract logistics solutions.

The preliminary fair values of the identifiable assets and liabilities of UDG as at the date of acquisition were:

Fair value £million
Assets
Other intangible assets	41
Property, plant and equipment	11
Trade and other receivables	10
Cash and cash equivalents	13
Liabilities
Trade and other payables	(17)
Deferred tax liabilities	(8)
Total identifiable net assets at fair value	50
Goodwill arising on acquisition	82
Fair value of existing interest	(66)
Purchase consideration	66

Analysis of cash flows on acquisition
Cash paid	66
Cash and cash equivalents acquired	(13)
Net cash outflow	53

The re-measurement to fair value of the Group’s existing 50% joint venture interest in UDG resulted in a gain of £32 million (fair value of £66 million less £34 million carrying value of equity accounted associate at the acquisition date), which was recognised in the income statement within profit from operations.

The consolidated income statement for the period includes revenue of £24 million and profit before tax for the period of £6 million in respect of the UDG business since the acquisition date.  If the UDG business had been a subsidiary of the Group from the beginning of the period, taking into account their results prior to acquisition, revenue and profit before tax for the combined Group on a pro forma basis would have been £17,466 million and £729 million respectively.

Other acquisitions
The Group acquired other businesses during the period for a total cash consideration of £77 million and non-cash consideration of £5 million.  The fair value of net assets acquired was £48 million, which included cash and cash equivalents of £7 million, with goodwill recognised of £46 million. One of these other acquisitions was in relation to an existing associate and the re-measurement to fair value of the Group’s existing share of the associate resulted in a gain of £6 million (fair value of £12 million less £6 million carrying value of equity accounted associate at the acquisition date), which was recognised in the income statement within profit from operations.

Acquisition related costs
The Group incurred acquisition related costs of £4 million in respect of the acquisitions described above and other acquisition related projects.  These costs have been included within administrative costs in the Group’s income statement and are part of the operating cash flows in the statement of cash flows.

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

12.	Commitments

Capital expenditure contracted for at the period end and not yet incurred was £109 million (31 March 2014: £39 million) in respect of property, plant and equipment and software.

13.	Retirement benefit assets and obligations

As at 31 December 2014, the net retirement benefit obligation in respect of defined benefit pension schemes was £45 million (31 March 2014: £174 million), comprising schemes with retirement benefit net assets of £70 million (31 March 2014: £nil) and schemes with retirement benefit net obligations of £115 million (31 March 2014: £174 million).  Net actuarial gains in the period were £81 million (2013: £235 million net actuarial losses) with tax charge attributable of £16 million (2013: £42 million credit) and these are recorded in the Group’s interim condensed statement of other comprehensive income.

14.	Related parties

The Group’s related party relationships and transactions for the year ended 31 March 2014 were disclosed in the Annual Report for the year ended 31 March 2014.  In the nine month period ended 31 December 2014, the significant related party relationships and transactions for the Group were as follows:

Parent and ultimate controlling party
Throughout the period and as at 31 December 2014, AB Acquisitions Holdings Limited was the ultimate parent company of Alliance Boots GmbH.  Subsequent to 31 December 2014, AB Acquisitions Holdings Limited was renamed Sprint Acquisitions Holdings Limited.

Sprint Acquisitions Holdings Limited is incorporated in Gibraltar and is jointly controlled by Alliance Santé Participations S.A., and three private equity investment vehicles advised by Kohlberg Kravis Roberts & Co. L.P..  S. Pessina and O. Barra, who were Directors of Alliance Boots GmbH throughout the period, are directors of Alliance Santé Participations S.A., which is ultimately owned by a family trust.  Sprint Acquisitions Holdings Limited’s registered office is 57/63 Line Wall Road, Gibraltar.

Transactions with fellow subsidiaries of Sprint Acquisitions Holdings Limited
A summary of the significant transactions with fellow subsidiaries of Sprint Acquisitions Holdings Limited in the period is as follows:

On 4 August 2014, the Group sold its 100% equity interest in Alliance Boots Investments 5 Limited, a company that owned 51% of the equity of OOO Alliance Healthcare Rus (“Alliance Healthcare Russia”), a subsidiary of the Group, to a subsidiary of Sprint Acquisitions Holdings Limited for £3 million.  As part of the transaction, a put and call mechanism was put in place over the 51% equity interest owned by Sprint Acquisitions Holdings Limited in Alliance Boots Investments 1 Limited, the parent of Alliance Healthcare Russia, which resulted in the Group continuing to exercise control over the Alliance Healthcare Russia business.  The Group continued to consolidate the results of Alliance Healthcare Russia and its subsidiaries in the Group’s financial statements because it continued to be exposed to variable returns from its involvement in the Russia business and had the ability to affect those returns through its power over the entity.

On 9 December 2014, the Group exchanged its 49% equity interest in Alliance Healthcare Italia S.p.a, an associate of the Group, for a 49% equity interest in AB Acquisitions UK Holdco 3 Limited (subsequently renamed Sprint Acquisitions UK Holdco 3 Limited), a subsidiary of Sprint Acquisitions Holdings Limited.  The share-for-share exchange reflected the fair value of the Group’s equity interest in the respective entities.  Prior to 31 December 2014, Sprint Acquisitions UK Holdco 3 Limited was subsequently capitalised by its majority shareholder, diluting the Group’s equity interest to 9%.

Transactions with Walgreen Co.
Following Walgreen Co. acquisition of a 45% equity stake in Alliance Boots GmbH in August 2012, Walgreen Co. and its subsidiaries (“Walgreens”) were related parties.  A summary of the significant transactions in the period are as follows:

Transactions with Walgreens (excluding those Walgreens subsidiaries which the Group accounts for as joint ventures) were revenue of £113.4 million (2013: £65.0 million), the reimbursement of administrative costs (including secondments) of £3.9 million (2013: £1.7 million) and administrative costs (including secondments) of £3.1 million (2013: £0.8 million).

Transactions with associates and joint ventures
Trading transactions with associates and joint ventures were:

		2014		2013
	Associates £million	Joint ventures £million	Associates £million	Joint ventures £million
Revenue to	16	66	17	49
Other income receivable	-	2	-	3
Purchases from	(6)	-	(9)	-
Other charges from	(2)	(3)	-	(1)

	31 December 2014		31 March 2014
	Associates £million	Joint ventures £million	Associates £million	Joint ventures £million
Amounts due from	2	-	3	16
Amounts due to	-	-	(1)	(1)

Alliance Boots GmbH

Notes to the interim condensed consolidated financial statements (continued)
for the nine month period ended 31 December 2014

15.	Events after the period end

On 31 December 2014, Walgreens Boots Alliance, Inc. (‘WBA’), a newly incorporated company registered in the US, became the successor of Walgreen Co. as part of a reorganisation programme at Walgreens which resulted in Walgreens becoming a wholly owned subsidiary of WBA.  Furthermore on 31 December 2014, WBA completed the acquisition of the remaining 55% of Alliance Boots GmbH that it did not previously own and the 2.7% non-controlling interest in AB Acquisitions Luxco 1 S.à r.l. (which is a holding company of the principal subsidiaries, associates and joint ventures), in exchange for £3,133 million in cash and 144,333,468 shares of WBA common stock ($11.0 billion based on the 30 December 2014 closing market price of $76.05) pursuant to the Purchase and Option Agreement dated 18 June 2012 as amended. As a result, WBA became the ultimate parent undertaking of the Group.

In January 2015, the Group repaid all principal outstanding amounts on its senior credit facilities and certain of the Group’s other committed loans to lenders which amounted to £5,254 million.

In July 2015, the Group acquired Liz Earle Beauty Co. Limited, owner of the Liz Earle skincare brand for £140 million.